The Mexico Equity and Income Fund, Inc.

Form N-SAR Report for the Period Ended 1/31/10

Item 77-C (1)

Results of Annual Stockholders Meeting

The Fund’s Annual Stockholders meeting was held on November 27, 2009, at 777 Wisconsin Avenue, 31st Floor, Milwaukee, Wisconsin 53202. As of October 15, 2009, the record date, outstanding shares of the common and preferred stock were 7,731,007 and 101,900 respectively.  Holders of 7,152,073 shares of the Fund were present at the meeting either in person or by proxy. These holders, as being holders of a majority of the outstanding shares of the Fund, constituted a quorum.  The stockholders voted on two proposals.  The stockholders elected two Directors to the Board of Directors one by each share class.  The following table provides information concerning the matters voted on at the meeting:

Election of Director — Common	Votes For	Votes Against

Andrew Dakos	6,221,259	837,770

Election of Director — Preferred	Votes For	Votes Against

Rajeev Das	90,597	2,447